GZI Hub, Inc.

Financial Statements

December 31, 2021 and 2020



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

GZI HUB, INC.

Table of Contents



REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders
GZI Hub, Inc.
Washington, D.C.

We have reviewed the accompanying financial statements of GZI Hub, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in stockholders' deficit, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

Keiter

February 21, 2022
Glen Allen, Virginia

❯ **Certified Public
Accountants & Consultants**
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

GZI HUB, INC.

Balance Sheets
December 31, 2021 and 2020

Assets	2021	2020
Current assets:		
Cash	$ 2,362	$ -
Total current assets	$ 2,362	$ -
Liabilities and Stockholders' Deficit		
Current liabilities:		
Notes payable - stockholder	$ 32,345	$ -
Accounts payable	-	764
Total current liabilities	32,345	764
Stockholders' deficit:		
Common stock at $0.0001 par value, 22,551,040 shares authorized, 113,736 shares issued and outstanding as of December 31, 2021 and 100,000 shares issued and outstanding as of December 31, 2020	11	10
Additional paid-in capital	12,643	2,364
Accumulated deficit	(42,637)	(3,138)
Total stockholders' deficit	(29,983)	(764)
Total liabilities and stockholders' deficit	$ 2,362	$ -

See report of independent accountants and accompanying notes to financial statements.

GZI HUB, INC.

Statements of Operations
For the years ended December 31, 2021 and 2020

	2021	2020
Revenue	$ -	$ -
Operating expenses	58,249	3,138
Operating loss	(58,249)	(3,138)
Other income:		
Paycheck protection program loan forgiveness	18,750	-
Net loss	$ (39,499)	$ (3,138)

See report of independent accountants and accompanying notes to financial statements.

GZI HUB, INC.

Statements of Changes in Stockholders' Deficit
For the years ended December 31, 2021 and 2020

	Members' Equity	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance January 1, 2020	$ -	$ -	$ -	$ -	$ -
Conversion to C-Corp	-	10	2,364	-	2,374
Net loss	-	-	-	(3,138)	(3,138)
Balance December 31, 2020	-	10	2,364	(3,138)	(764)
Issuance of stock	-	1	10,279	-	10,280
Net loss	-	-	-	(39,499)	(39,499)
Balance December 31, 2021	$ -	$ 11	$ 12,643	$ (42,637)	$ (29,983)

See report of independent accountants and accompanying notes to financial statements.

GZI HUB, INC.

Statements of Cash Flows
For the years ended December 31, 2021 and 2020

Cash flows from operating activities:			
Net loss	$	(39,499) $	(3,138)
Adjustments made to reconcile net loss to net cash from operating activities:			
Paycheck Protection Program loan forgiveness		(18,750)	-
Changes in operating assets and liabilities:			
Accounts payable		(764)	764
Net cash used in operating activities		(59,013)	(2,374)
Cash flows from financing activities:			
Issuance of notes payable - stockholder		32,345	-
Proceeds from Paycheck Protection Program loan		18,750	-
Issuance of stock		10,280	2,374
Net cash provided by financing activities		61,375	2,374
Net change in cash		2,362	-
Cash, beginning of period		-	-
Cash, end of period	$	2,362 $	-

See report of independent accountants and accompanying notes to financial statements.

GZI HUB, INC.

Notes to Financial Statements

1. **Summary of Significant Accounting Policies:**

    Description of Business: GZI Hub, Inc. (the "Company") was originally formed as an LLC and converted to a C-Corp on December 18, 2020 in the State of Delaware.   The Company uses alternative data to build portfolio investments for its users who can transfer their portfolios to a broker of their choice.

    The Company's strategic plan for 2022 and beyond is focused on launching the Minimum Viable Product ("MVP"), to capture marquee customers and early adopters among the following enterprise verticals: hedge funds, private equity, investment management, and financial technology which will shape the MVP into a production ready system that the Company will monetize and take to market. The Company intends to build the infrastructure needed to secure and develop the platform and will start expanding their sales and marketing strategies which include target ads, professional algorithmic marketing teams, and key executive hires. The Company believes the execution of its strategic plan along with funds raised from its crowdfunding campaign and capital contributions from its investors will enable it to continue for a reasonable period of time.

    Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

    Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

    Advertising Costs: The Company expenses advertising costs as incurred. Advertising expense was $3,875 during 2021. There were no advertising expenses in 2020.

    Income Taxes: The Company's deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

1.   **Summary of Significant Accounting Policies, Continued:**

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Paycheck Protection Program Loan: The Company's policy was to account for the Paycheck Protection Program loan ("PPP loan") as debt. The Company recorded the PPP loan as a liability until the loan was entirely forgiven and the Company was legally released, at which point the amount forgiven was recorded into other income in the statements of operations (see Note 5).

Subsequent Events: Management has evaluated subsequent events through February 21, 2022, the date the financial statements were available to be issued, and has determined that there are no subsequent events to be reported in the accompanying financial statements.

2.   **Notes Payable – Stockholder:**

The Company has various notes payable outstanding from a stockholder of the Company with a total principal balance of $32,345 at December 31, 2021. The notes are due on demand and bear interest at 7% per annum during the period from the demand of payment until the payment date. The full balance of the notes were outstanding at December 31, 2021.

3.   **Stockholders' Accounts:**

Pursuant to the Company's amended articles of incorporation, the Company is authorized to issue 22,551,040 shares of stock at $0.0001 par value per share. The shares authorized are split as follows: 11,995,400 shares of Class A Common Stock; 334,040 shares of Class B Common Stock; 10,221,600 shares of Class F common stock. The Company had 113,736 and 100,000 shares of Class A Common Stock issued and outstanding at December 31, 2021 and 2020, respectively. Common stock holders have voting rights with Class F holders receiving ten votes per share and Class A and Class B holders receiving one vote per share.

3.   **Stockholders' Accounts, Continued:**

Effective September 1, 2021, the Company implemented and equity incentive plan reserving 1,135,733 shares of common stock for issuance under the plan. During 2021, the Company issued 1,712 stock options to advisors of the Company for services rendered. These options were considered to have minimal to no value upon issuance. The Company did not record compensation expense in relation to these options as management determined the value to be immaterial to the financial statements.

4.   **Income Taxes:**

The Company has federal and state net operating loss carry forwards of approximately $43,000 at December 31, 2021, available to offset future taxable income in accordance with the Internal Revenue Service regulations.

Management believes that a full valuation allowance is appropriate given the current estimates of future taxable income, as well as consideration of available tax planning strategies. The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during periods in which temporary differences become deductible.

5.   **Paycheck Protection Program Loan:**

In response to the economic instability caused by COVID-19, the Coronavirus Aid Relief, and Economic Security Act ("CARES Act") was passed by Congress and signed into law by the President on March 27, 2020. The Paycheck Protection Program was a component of the CARES Act and provided for a loan ("PPP Loan") to provide a direct incentive for employers to keep their employees on the payroll. A PPP Loan is eligible for full or partial forgiveness if the funds are used for qualifying costs including payroll, rent, mortgage interest, or utilities during the covered period, as further defined in the CARES Act.

The Company applied for and was approved for a PPP Loan in the amount of $18,750. The loan was funded on March 2, 2021. The loan accrued interest at 1.0% and loan payments were to begin either (1) the date that SBA remits the borrower's loan forgiveness amount to the lender of (2) if the borrower does not apply for loan forgiveness, 10 months after the end of the borrower's loan forgiveness covered period. The Company was eligible for loan forgiveness of up to 100% of the loan, upon meeting certain requirements. The PPP loan was uncollateralized and was fully guaranteed by the Federal government.

On February 8, 2022, the Company received notice that their loan was forgiven in full and therefore the balance of the proceeds was recorded as other income.